Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: April 23, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a moderated fireside chat featuring General Fusion’s Chief Executive Officer, Greg Twinney, held on April 14, 2026 at The Economist Fusion Fest in London, U.K.:

Transcript – The Economist Fusion Fest

Date: April 14, 2026

Time: 3:00-3:15PM (London time)

Speakers:

Oliver Morton – Senior Briefings Editor, The Economist

Greg Twinney – CEO, General Fusion

Oliver Morton 0:00: General Fusion is, in the parlance of Friends episode, the one with the big ball of lead, yeah.

Greg Twinney 0:05: Yeah, I guess you could say that, we take an engineering approach to fusion a little bit different than, than everybody else, you know, if you think about the two bookends in terms of fusion approaches, you've got, you know, magnetic here and inertial there, we're right down the middle, we're still using a pulsed approach, but we're starting with a plasma, we're compressing that plasma using liquid metal and trying to do it in a way that allows us to use existing materials, existing technologies, those types of things.

Oliver Morton 0:32: And you've been doing this for a while because your latest machine I believe is Lawson 26, which suggests 25 previous Lawson's.

Greg Twinney 0:40: no, no, that's not the naming actually. We commissioned the machine and aimed to hit our first milestone in 2026.

Oliver Morton 0:45: I see.

Greg Twinney 0:46: We have been doing it for a while, in fact, we were one of the first, private fusion companies in the world, we were formed in 2002. Our now Chief Scientist was the founder, took an idea from the US Naval Research Laboratory and turned that into a commercial design for a power plant right from the beginning. The end in mind was a power plant, so started with that design and then spent the last 20 years step by step doing a lot of fusion. But we, you know, so we have built many, many plasma injectors, compressed a lot of plasmas. I think we've shot something like 250,000 plasmas so far. We've built a new machine recently, and that one's now shooting plasmas and compressing them as well.

Oliver Morton 1:27: Yeah, I think I had the pleasure of talking to Michel last, last year at this event.

Oliver Morton 1:31: So why is this the right time to be going into the public market? 20 years on?

Greg Twinney 1:36: Yeah, look, there's a couple of reasons. The first being, look at the interest in fusion. The interest in fusion is continuing to increase, and I think that's because of technical progress, money going into fusion through private investors, public programs, all of these types of things. And the ability to invest in fusion has been a pretty exclusive club up to this point. So when we looked at where we were going to get the next set of funding from, when we looked at our technology roadmap and put all of those things together, we said if we can raise enough capital through a go public process that we'll have certainty to be able to fund our milestones. We believe that being able to achieve milestones with the machine that we've just commissioned from the public market stage would be the best for us as a public company and so that's exactly what we did. We went out and, and raised some PIPE capital, the commitment that will come with the de-SPAC process, and will fund our machine and hit some pretty incredible milestones over there

Oliver Morton So, for the people who aren’t financial in the audience, a de-SPAC?

Greg Twinney 2:41: A de-SPAC, so there's several different ways you could go public, the most common is an IPO, initial public offering. You can do a direct listing where you take the shares and put them on the market with no money, or you can do a de-SPAC, and a de-SPAC is, basically there are companies that are listed on stock exchanges that have gone out, raised a bunch of money for something like a shell company, let's call it, and that shell company goes around looking for a viable operational business to merge with. And once you merge, the company that the operating company becomes the, the parent company and ultimately that moves forward as a public company. So, it's a way to get to market, and do it in a way that's got, a little more certainty.

Oliver Morton 3:25 so what are the advantages of that for you?

Greg Twinney 3:27: So, the big advantage in doing a de-SPAC was the ability to raise capital that's committed before you announce that you're going public. And so for us that meant going out talking to investors and raising what we wanted to achieve, which was 80 to $100 million dollars of capital. We've oversubscribed to that, got that committed. So now we're on track and, knocking on wood, working with the SEC to get public by mid-2026, and we'll have the capital in hand to execute, our roadmap.

Oliver Morton 3:56: If you're on the public market, and two things there. One is, does that take into account the possibility that some of the partners in the other company will redeem, or will they, are you guaranteed to get all the money that's in the other company?

Greg Twinney 4:13: Yeah, so, what I, what I didn't, I guess I didn't mention that part, so,

Oliver Morton 4:14 I thought I'd bring it up.

Greg Twinney 4:18: Yeah, so when you, when you're merging with the SPAC, the SPAC has capital in its on its balance sheet, and, when you close the deal, you, you could end up with all of that capital, none of that capital, or somewhere in between. These investors that invested in the shell company can actually redeem their capital plus interest, so if they don't like the deal or if there's some other macro things going on. So, for us, the risk of that capital that’s in the SPAC going away was too high. So, the only way that we could go to public markets was to ensure we had capital, and we did that through raising of a PIPE, And the PIPE capital is secured and committed and that will come to the company on close

Oliver Morton 5:04: And there's an upside if there's less redemption,

Greg Twinney 5:07: Yeah, so we can execute our next two years and our milestones, we’ve just built a machine recently, Lawson 26 that is now shooting plasma compressing them. So we'll hit the milestones with the PIPE capital, and if we have capital come in from the trust out of the de-SPAC, that's great and that'll allow us to accelerate other things or, you know, de-risk, the capital that we get through the, through the PIPE.

Oliver Morton 5:32: Do you think you're in because of various things that you might want to tell me that you're in a unique position among the fusion startups that are going to public markets now, or do you expect to see other people coming in a similar sort of way?

Greg Twinney 5:45: I wouldn't be surprised if others are coming. I mean, we've seen TAE's made some announcements about them moving to the public markets.

Oliver Morton 5:54: what's different is they're being taken over by the Trump Media.

Greg Twinney 5:56: Yeah, yeah,

Oliver Morton: which is a slightly different one too,

Greg Twinney: 6:00 So, when, when we chose to go public, we wanted to partner with somebody who knows how to do this. We chose, a SPAC called Spring Valley. This is a group that took, has taken other sort of industry first technologies public, they did it with NuScale, for example. They know the process, and they helped us raise the capital, they helped us get through all the milestones with the SEC, etc., so that was important for us to do.

Greg Twinney 6:26: And the difference with us, with regards to this at least is the capital we need to execute on major milestones in an order of magnitude less than what I'm seeing a lot of other companies are needing to do. And so, you know, I talk about $100 million to execute a program that's going to hit 1 KeV, 10 Kev and Lawson in a way that can ultimately be translated to a commercial power plant. You know, $100 million that's, that's an order of magnitude or multiple, than what I'm seeing in the other spaces of fusion.

Oliver Morton 6:57: Do you worry about the public markets being less patient?

Greg Twinney 7:01: Yeah, of course, I’ve got to, I'm going to have to, worry about that. The key for us is, is that we've got milestones that we can achieve, because we've built the machine, it's operating, we've got the team in place, and now that the last ingredient was capital, getting that capital to be able to execute the milestones, and these will be big milestones. These are industry-accepted milestones.

Oliver Morton 7:22: So, so talk to the milestones for the next couple of years?

Greg Twinney 7:25: Yeah, the, the, the 3 milestones of this machine that we've recently commissioned. MTF at 50% power plant scale plasmas are 1 keV, 10 keV, and Lawson. So, achieving those three milestones, which the industry accepts, I believe will be massive news, especially because how you do fusion matters. If your ultimate goal is many power plants deployed globally around the world, we started with that end in mind right from the beginning. We need to be able to, you know, whatever we do, we’ve got to be able to protect the machine, we need to be able to capture the energy. We need to be able to, you know, generate our own tritium and do this all in a way that's going to be highly competitive with existing technologies.

Greg Twinney 8:05: And so that's why we took the engineering approach. We're not using superconducting magnets or lasers or, or anything like that. In fact, it would be much easier to demonstrate with those things for us, but we consciously take the harder route, front load our challenges in the future today to make sure that what we're doing is going to translate to a power plant. If it doesn't, it's a science project and we're not interested in that.

Oliver Morton 8:28: No, after 20 years that would be quite a thing to say it’s a science project.

Oliver Morton 8:31: Are there any questions from the audience?

Oliver Morton 8:33: Yes, that was very eager.

Oliver Morton 8:35: Thank you.

Oliver Morton 8:36: Pink jacket.

Pilar (Audience) 8:40: Thank you so much. Hi, my name is Pilar, and I work with Family Office with the commercial due diligence. Capex intensive sectors like fusion need credibility and SPACs are very known for being very obscure. You mentioned NuScale, NuScale is being sued at the moment, because they cooked the books, and I know that because I'm an investor there. So, how do you, ensure investability in a sector with instruments like a SPAC that are not very transparent. I know it's a tough question, but you know I was very keen to have the answer.

Greg Twinney 9:20: Yeah. Look, as, as a company, I can't speak to NuScale’s situation. I'm actually not aware that they were, being sued in a material way, but, if that's the case, I probably need to brush up on that, but what we were interested in with this SPAC was obtaining capital through PIPE, and number 2, a partner that knows how to take a company like ours from private to public and Spring Valley, who was the company that took NuScale through this. We're not affiliated with NuScale long term. It just so happens that the SPAC partner that brought NuScale public is the same SPAC partner that's bringing us public.

Greg Twinney 9:57: So how we operate on the other side of the de-SPAC has nothing to do with, with the SPAC partner. We become a public publicly traded stand-alone company in the middle of 2026. I personally have brought other companies public, run public companies before, so I have a lot of experience when it comes to the ins and outs of all of that, and I'm quite comfortable that we're set up to be able to be a public company despite the challenges that come with all of that. We're eyes wide open.

Oliver Morton 10:25: I think the question was slightly more about how can you convince other people you, you may become,

Greg Twinney 10:27 oh, I see, yeah, how, how can we convince other people that the company is investable.

Greg Twinney 10:34: So, my biggest indicator that I could give that's most, factual would be we went out to raise PIPE capital, as I mentioned, we wanted to get in, in the $80 million dollar range of PIPE capital, we ended up oversubscribing on that, through the process and so there was no challenge with us raising PIPE capital, to take this company public. So, the investors were speaking with, with their checkbook in that regard.

Oliver Morton 11:00: Other questions from in the audience or indeed from Slido.

Oliver Morton 11:08: Oh, there we are.

Oliver Morton 11:10: No, you should make, you should make Tony run.

Oliver Morton 11:13: It does him good.

Oliver Morton 11:15: Thank you.

Unknown person 11:16: So, we've seen what happens with a lot of de-SPACs once that $10 floor is removed. Are you worried about that process?

Greg Twinney 11:23: Yeah, so, I can't control the market price, and also, I'm not going to give financial advice, but I can't control the market price of the stock once we’re public in particular, it can be very challenging.

Greg Twinney 11:37: What I can control are hitting milestones, and so, you know, I can sound like a broken record, but really for me, what was most important was a) we have a machine that we can count on that's operating, shooting plasmas and compressing plasmas that's going to hit these milestones in the next couple of years.

Greg Twinney 11:52: So, we’ve got the team in place, the license, the facility. We have all those things. I needed the capital to execute that roadmap. And I was not going to rely on the trust capital, the $10 price leading up and in, whether you get trust capital or not, I was not going to rely on that. We needed to have committed PIPE capital. We have committed PIPE capital which will fully fund the LM26 or LM26 demonstration milestones, 1 [keV], 10 [keV], and Lawson.

Greg Twinney 12:19: So, I believe that we use that capital to execute, execute those milestones, and we will absolutely be creating an enormous amount of value, by, by executing on that. And that's kind of my belief and where the stock price goes from there, I guess it will go, there's so many macro things that are involved, but I can control execution and feel confident about that.

Unknown person 12:40: So, the capital infusion is basically OPEX?

Greg Twinney 12:43: Yeah, basically OPEX because we've already built the machine. It's commissioned, the teams in place, and we're already operating the machine. We needed it to execute the milestones and, you know, like we've done with many of our other programs, we execute milestones, we write peer-reviewed papers. We've got [35] peer-reviewed papers, and we will continue to write peer-reviewed papers with the results from this machine, establish ourselves up and up and up with the science. And really this is all around our unique approach to fusion, which is, we believe, you know, the most practical and ultimately, can be commercialized in a way that's, we, we think others are going to be challenged to keep up.

Oliver Morton 13:21: One last question, yes, body warmer there.

Charles Yates 13:26: It was only a short run this time.

Charles Yates 13:29: Charles Yates, I'm an energy consultant. Congratulations on your almost your public offering. What's not your, public shares being, available, big step forward financially. Is the next step to be able to get regular bank loans to help you when you're rolling out your projects all over the world?

Greg Twinney 13:55: I think that, in terms of being able to tap into bank loans, we're probably some time out. The assets that we've got that we're commercializing are, you know, very valuable to us, but elsewhere, not so much. So, we'll do, we can do some of the typical leveraging of, of our cash in hand to extend a bit. But I think the big lending and, and capital projects will come later on when we get closer to a FOAK.

Greg Twinney 14:22: I would say we're a Canadian company, and the Canadian federal government has, has been extraordinarily supportive of us, as you know, there's a nuclear, a real nuclear capability inside of Canada, and, and now as we, you know, step up onto the public markets, we expect that the Canadian federal government's going to continue to be very supportive. So, perhaps there's some programs there that we can, we can latch on, but typically, bank financing would probably be hard to come by for a bit.

Oliver Morton 14:48: OK, well thank you very much indeed, it's been absolutely fascinating. Good luck.

Greg Twinney 14:52: Thank you.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.